September 16, 2024
Vancouver, British Columbia

Wheaton Precious Metals Launches
$1 Million Future of Mining Challenge

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce the launch of the inaugural Future of Mining Challenge, which will award US$1 million to a winning venture to advance their technology. Given Wheaton's diversified global portfolio, the Company is committed to advancing the mining industry's sustainability efforts. This initiative supports innovative technologies aimed at minimizing environmental impacts, improving efficiencies, and contributing to climate solutions, while ensuring key resources are responsibly available for future generations.

"Mining is integral to every facet of our daily lives, providing the essential materials that are needed for our society," said Randy Smallwood, President & Chief Executive Officer of Wheaton. "From the metals used and found in our infrastructure and technology, to those needed for a transition to a low-carbon economy, we continue to rely on the resources from the mining industry. It is critical that we foster innovation and collaboration to improve the future of mining, with a goal of making current practices more efficient and sustainable."

The Future of Mining Challenge invites cleantech companies from around the world to submit and propose industry solutions. This year's challenge focuses on identifying eligible technologies with the potential to reduce greenhouse gas emissions across mining operations. In alignment with Wheaton's business model, the solutions should be applicable for base and/or precious metal mining. They should also be scalable globally, with the aim of future implementation at operating mines. The challenge will be supported by Foresight Canada.

"Wheaton is committed to supporting the industry by advancing technologies and fostering new solutions that have the potential to improve efficiencies at operations and reduce the impact of mining activities," said Patrick Drouin, Chief Sustainability Officer and President of Wheaton Precious Metals International. "As long-term investors, we recognize that while the industry continues to improve, there are opportunities to address key challenges to ensure that mining can sustainably and responsibly deliver the commodities needed for future generations."

"Foresight is committed to supporting the world's largest industries to be more environmentally and economically prosperous through innovation programs with partners like Wheaton Precious Metals", said Jeanette Jackson, Chief Executive Officer of Foresight Canada. "By working together, we will seek to identify solutions whose goal is to not only reduce emissions but enhance the productivity and profitability of the global mining sector. We are excited to see the innovations that emerge."

Submissions for challenge applications open on September 18, 2024, and the winner will be announced in March 2025 at the PDAC Convention in Toronto, the world's largest mining conference.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is a leading precious metals streaming company, providing shareholders with access to a high-quality portfolio of low-cost, long-life mines around the world. Through strategic streaming agreements, Wheaton partners with mining companies to secure a portion of their future precious metal production. Committed to responsible mining practices, Wheaton utilizes industry-leading due diligence practices with a goal of unlocking long-term value for shareholders while supporting the broader mining industry in delivering the commodities society needs through access to capital.

About Foresight Canada

Foresight Canada helps the world do more with less, sustainably. As Canada's largest cleantech innovation and adoption accelerator, we connect public and private sectors to the world's best clean technologies. We de-risk and simplify adoption of solutions that improve productivity, profitability, and economic competitiveness, all while addressing urgent climate challenges. We are well-positioned to lead the green economic transition, having supported 1,280+ companies to generate $511M in revenue and $1.77B in capital support, run 60+ industry challenges, created 8,760+ green jobs, and reduced a projected 70+ Mt of GHG emissions.

For further information:

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 604-639-9870
Email: simona.antolak@wheatonpm.com

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to climate change and ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"), the ability of any technology identified in the Wheaton Future of Mining Challenge to potentially minimize environmental impacts, improve efficiencies, or contribute to climate solutions in the mining industry, the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge, the payment of $1 million to an award recipient, and the ability of an award recipient to potentially reduce greenhouse gas emissions across mining operations. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve

ESG commitments and goals at both Wheaton and the Mining Operations, the ability to identify a technology that minimizes environmental impacts, improve efficiencies, or contribute to climate solutions in the mining industry, the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge, the payment of $1 million to an award recipient, and the ability of an award recipient to reduce greenhouse gas emissions across mining operations and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2023 filed March 28, 2024 with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2023, available on SEDAR+ and in Wheaton's Form 6-K filed March 19, 2024. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that climate change and ESG commitments and goals at both Wheaton and the Mining Operations will be achieved, that technology identified in the Wheaton Future of Mining Challenge will potentially be able to minimize environmental impacts, improve efficiencies, or contribute to climate solutions in the mining industry, that the process for the identification and selection of an award recipient under the Wheaton Future of Mining Challenge will be successful, that the payment of $1 million to an award recipient will be made, and that an award recipient will potentially be able to reduce greenhouse gas emissions across mining operations. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. There may be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended.